September 11, 2024

Kan Chi Wai
Chief Executive Officer
Primega Group Holdings Limited
Room 2912, 29/F., New Tech Plaza
34 Tai Yau Street
San Po Kong
Kowloon, Hong Kong

       Re: Primega Group Holdings Limited
           Registration Statement on Form F-1
           Filed September 10, 2024
           File No. 333-282018
Dear Kan Chi Wai:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 4, 2024 letter.

Registration Statement on Form F-1 filed September 10, 2024
Selling Shareholders, page 62

1. We note your response to prior comment 1. Please also disclose the nature of any position, office or other material relationship that each selling shareholder has had within the past three years with any of the company's predecessors or affiliates. See Part I, Item
       9.D.1 of Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 11, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Kyle Leung